NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Entergy Corporation

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

 Entergy Corporation [NYSE:ETR]: Due to the Company’s Failure to Set Adequate Net-Zero by 2050 Targets, Fully Realign Investment Plans to Limit Global Warming to 1.5°C, and Ensure Alignment of Policy Influence Activities:

•	Vote AGAINST Chair and Chief Executive Officer Leo P. Denault (Item 1.c), and
•	Vote AGAINST Lead Director Stuart L. Levenick (Item 1.i).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Entergy is the ninth largest producer of carbon dioxide emissions among power producers in the U.S. and sixth largest investor-owned utility measured by power generated.1 As of 2018, Entergy relied on coal for 10% of its electricity generation and natural gas for more than 41%.2

The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy,3 and their capital investments in electric power infrastructure have the potential to lock in emissions for decades to come. Failure to set adequate decarbonization targets in line with 1.5°C pathways, and align companies’ business plans and policy influence to those targets is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable.

Failure to set adequate net-zero targets

Net-zero commitment by no later than 2050 for power production	✓

Net-zero commitment clearly includes all relevant emissions sources and has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage

X
Robust interim targets of at least 80% by 2030 or at least 3% per year on a straight-line basis between 2019-2030	X

Entergy has committed “to achieve net-zero emissions by 2050” from “our operations.”4 However, while Entergy’s net-zero target appears to cover its small gas distribution business and the company does not “anticipate” it will not enter into any power purchase agreements from resources that use coal,5 its climate scenario planning excludes purchased power which made up approximately 25% of power supplied to retail customers in 2018,6  so it is unclear whether the company’s net-zero by 2050 target includes purchased power going forward.

The firm’s 2050 “scenario analysis” says its potential for achieving net-zero relies on “emerging technologies” to provide about 75% of generating capacity and “zero-carbon technologies” which include “modern gas assets retrofitted to incorporate emerging technologies” for about 25%.7 The company’s interim 2030 emissions target is “approximately 28 percent below our 2000 baseline.”8 This is the equivalent of 0.5% per year on a straight-line basis between 2019 and 2030.9

Capital allocation and investment plans not aligned with 1.5°C pathways

Firm plan to phase out coal by 2030	–
Limited investment in new gas generation planned	X

According to the Sierra Club, the company has committed to retire 75% of its coal generation by 2030, with a forecast 2.1 million MWh remaining in 2030 based on the typical usage of those assets.10 Entergy plans to add 2,883 MW of additional gas generation capacity.11 Its CEO recently indicated to investors that this could rise to as much as 4,000MW of new gas generation capacity.12

Misalignment of policy influence activities with net-zero commitment and 1.5°C pathways

Alignment of policy influence activities with net-zero target and limiting warming to 1.5°C	X

Entergy has repeatedly come under fire for deceptive lobbying practices. The company deployed a paid consultant who described himself to stakeholders as a customer of one of Entergy’s subsidiaries; however, he was a “covert agent” paid to advance the company’s interests in regulatory proceedings, according to the Energy and Policy Institute (“EPI”).13 EPI also reported that Entergy used paid actors to “feign public support” for a proposed natural gas plant and threatened to sue the city of New Orleans during hearings about the plant.14

Conclusion: Entergy has failed to set adequate net-zero targets, align its capital investments with limiting warming to 1.5°C, or ensure its policy influence activities would support doing so. Therefore, we recommend that shareholders vote AGAINST Chair and Chief Executive Officer Leo P. Denault (Item 1.c) and vote AGAINST Lead Director Stuart L. Levenick (Item 1.i) at the company’s annual meeting on May 7, 2021.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is a systemic, escalating, and irreversible crisis––for which corporate boards urgently need to take responsibility. The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net-zero by 2050 at the latest.15 That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, executive pay, and policy influence to those targets.

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole, and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks, and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool –– their proxy voting power––to vote against directors. Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

In particular, major asset managers like BlackRock and Vanguard, who hold outsized voting power at the majority of S&P 500 companies, must use their power to oppose directors on boards that have failed to take up this leadership.

Action this year is critical, and momentum is growing to oust the directors who are ill-equipped to lead companies to rapid decarbonization. In 2020, a coalition successfully pushed for Lee Raymond, the chief architect of ExxonMobil’s climate denial strategy, to lose his position leading the JPMorgan Chase board of directors.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against these directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Four Key Sectors Are Critical To Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for dark money used to influence critical climate policies, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net-zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting Guide: Electricity generation

Electric power production is responsible for nearly one-third of energy-related carbon emissions in the United States.16 The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy, and their capital investments in fossil fuel-based electric power infrastructure have the potential to lock in greenhouse gas emissions for decades to come. In addition to curbing a direct source of emissions, the decarbonization of electricity production also enables the decarbonization of other sectors such as transportation and buildings as those sectors electrify.

Target setting

According to the IPCC, decarbonization of the power sector globally by no later than 2050 is a robust feature of all modeled pathways aligned with limiting warming to 1.5°C.17 A review of these pathways by the Carbon Disclosure Project, on behalf of the Science-based Targets Initiative (SBTI), found that sector emissions must fall between 70-92% between 2020 and 2035, and approach zero by 2040-2045. SBTI does not currently allow for negative emissions, for example from carbon dioxide removal technologies, in assessing science-based targets.18

Investors have made clear that utilities and their boards must make commitments to reduce their emissions to net-zero no later than 2050. In assessing the credibility and robustness of net-zero targets, investors should consider whether a target includes all relevant Scope 1, 2, and 3 emissions company-wide. For utilities, this includes emissions not only from electricity directly generated by assets they own, but also emissions from purchased and resold power, and for combined gas-electric utilities, emissions from customer use of fossil gas. Investors should also take into account whether the utility has plans to eliminate the upstream methane emissions from gas used in power production or by its customers.

Net-zero commitments should also incorporate interim targets and milestones that prioritize accelerated emissions reduction between now and 2030 rather than delaying the hard task of emissions reduction until after that date. Finally, robust net-zero targets should not rely on substantial use of offsets, negative emissions, or technologies that are not yet developed or commercialized to avoid short term greenhouse gas emissions reductions. Any use of such offsets or negative emissions should be clearly disclosed to allow investors to assess the quality and credibility of utilities’ plans.

Key data sources:

-	Climate Action 100+ (CA100+)[19], Disclosure Indicators 1-4[20]
-	ScienceBased Targets Initiative[21] (SBTI), Companies list[22] and Sector Guidance[23]
-	Carbon Disclosure Project[24] (CDP), search company survey responses[25]

Capital allocation and investment

Investors must have confidence that utilities are making the near-term shifts in capital allocation and investment necessary to decarbonize in alignment with a 1.5°C future. According to multiple studies, U.S. power producers must phase out the use of coal generation by 2030 in order to stay on track to limit warming to 1.5°C.26 Further research indicates that the cost to operate 74% of existing coal generation capacity exceeds the cost to replace it with wind and solar generation. By 2025, 86% of the coal generation capacity will be cheaper to replace than operate. For regulated utilities, shareholders will bear these costs if utilities are unable to convince regulators to pass on those costs to consumers, creating substantial stranded asset risk for investors.27

With respect to gas generation, substantial expansion of capacity without carbon capture and storage (CCS) is not compatible with limiting warming to 1.5°C. According to the IPCC, in pathways that result in limited to no overshoot and limit the use of carbon removal technologies, fossil gas as a share of primary energy sources must fall 20-25% by 2030.28 One study by researchers at UC Berkeley found that the U.S. electricity grid could reach 90% clean energy nationally with no need for any additional fossil gas generation plants by 2035.29 According to Deloitte, existing gas generation capacity, “accounts for most of the undepreciated value of US fossil fuel capacity,” making it the largest source of potential stranded asset risk to utilities and their investors.30 Any future for gas generation beyond 2050 will only be possible with CCS, a technology that does not fully abate emissions, does not account for upstream methane emissions, and is currently cost-prohibitive.31 Investors should consider whether utilities are proposing substantial expansion of gas generation in assessing the alignment of capital allocation plans with limiting warming to 1.5°C.

Key data sources:

-	Climate Action 100+ (CA100+)[32], Disclosure Indicator 6[33]
-	Carbon Tracker[34], Company Profiles: Utilities[35]
-	Sierra Club, Dirty Truth report[36] and Data Dashboard[37]

Policy influence

Utilities must fully align their policy influence activities, including political spending and lobbying, with the policy settings required to accelerate sector-wide emissions reduction on a timeline necessary to limit warming to 1.5°C. Utilities must provide full disclosure of all political and lobbying spending to allow investors to assess this alignment. Finally, utilities must ensure the alignment of the policy influence activities of any trade associations or similar entities of which they are members or to which they contribute, or cease membership of such organizations.

Key data sources:

-	Climate Action 100+ (CA100+)[38], Disclosure Indicator 7[39]
-	Influence Map[40], List of companies and influencers[41]
-	Energy and Policy Institute[42] (EPI)

1 https://mjbradley.com/content/emissions-benchmarking-maps

2 https://www.mjbradley.com/content/emissions-benchmarking-generation-charts

3 https://mjbradley.com/content/emissions-benchmarking-maps

4 https://cdn.entergy.com/userfiles/content/environment/docs/net-zero.pdf

5 https://cdn.entergy.com/userfiles/content/environment/docs/ClimateReportAddendum_2020.pdf at 5

6 https://cdn.entergy.com/userfiles/content/environment/docs/EntergyClimateScenarioAnalysis.pdf at 30

7 https://www.entergy.com/userfiles/content/environment/docs/EntergyClimateScenarioAnalysis.pdf at 28 and 63

8 https://www.entergy.com/userfiles/content/environment/docs/EntergyClimateScenarioAnalysis.pdf at 3

9 https://www.energyandpolicy.org/utilities-carbon-goal-biden-climate-plan/

10 See “Most planned gas and most remaining coal” tab https://public.tableau.com/profile/john.romankiewicz#!/vizhome/Utilitydashboard/Story1

11 https://public.tableau.com/profile/john.romankiewicz#!/vizhome/Utilitydashboard/Story1

12 https://www.energyandpolicy.org/entergy-net-zero/

13 https://www.energyandpolicy.org/entergy-undercover-consultant-influence-miso-stakeholder/

14 https://www.energyandpolicy.org/entergy-leaves-questions-unanswered-in-paid-actor-scandal/

15 Intergovernmental Panel on Climate Change. Special Report on Global Warming of 1.5 Celsius, https://www.ipcc.ch/sr15/

16 U.S. Energy Information Administration, “What are U.S. energy-related carbon dioxide emissions by source and sector?” Updated May 26, 2020. Note: Emissions for the industrial, residential, commercial, and transportation sectors exclude those from electric power to avoid double counting. https://www.eia.gov/tools/faqs/faq.php?id=75&t=11

17 Intergovernmental Panel on Climate Change. Special Report on Global Warming of 1.5 Celsius, Chapter 2, Section 2.3.2.1 https://www.ipcc.ch/sr15/chapter/chapter-2/

18 Carbon Disclosure Project; Science-Based Targets Initiative, “Setting 1.5°C-Aligned Science-Based Targets: Quick Start Guide for Electric Utilities,” June 2020, pp. 6-8 https://sciencebasedtargets.org/resources/legacy/2020/06/SBTi-Power-Sector-15C-guide-FINAL.pdf

19 https://www.climateaction100.org/

20 https://www.climateaction100.org/whos-involved/companies/

21 https://sciencebasedtargets.org/

22 https://sciencebasedtargets.org/companies-taking-action

23 https://sciencebasedtargets.org/sectors

24 https://www.cdp.net/en

25 https://www.cdp.net/en/responses?utf8=%E2%9C%93&queries%5Bname%5D=

26 James, H. Williams, et al, “Carbon-Neutral Pathways for the United States,” AGU Advances, January 14, 2021, https://agupubs.onlinelibrary.wiley.com/doi/epdf/10.1029/2020AV000284; Princeton Environmental Research, “Big but affordable effort needed for America to reach net-zero emissions by 2-5-, Princeton study shows,” December 15, 2020, https://environmenthalfcentury.princeton.edu/research/2020/big-affordable-effort-needed-america-reach-net-zero-emissions-2050-princeton-study; Climate Analytics, “Global and regional coal phase-out requirements of the Paris Agreement: Insights from the IPCC Special Report on 1.5°C,” September 2019, p.15, https://climateanalytics.org/media/report_coal_phase_out_2019.pdf

27 Energy Innovation, “The Coal Cost Crossover: Economic Viability of Existing Coal Compared to New Local Wind and Solar Resources,” March 2019 https://energyinnovation.org/wp-content/uploads/2019/04/Coal-Cost-Crossover_Energy-Innovation_VCE_FINAL2.pdf

28 Intergovernmental Panel on Climate Change, Special Report: Global Warming of 1.5°C, Summary for Policymakers, Figure SPM.3B: Characteristics of four illustrative model pathways, https://www.ipcc.ch/sr15/chapter/spm/

29 University of California Berkeley, Goldman School of Public Policy, “2035 The Report: Plummeting Solar, Wind, and Battery Costs Can Accelerate Our Clean Energy Future,” June 9, 2020 http://www.2035report.com/wp-content/uploads/2020/06/2035-Report.pdf?hsCtaTracking=8a85e9ea-4ed3-4ec0-b4c6-906934306ddb%7Cc68c2ac2-1db0-4d1c-82a1-65ef4daaf6c1

30 Stanley Porter, et al, “Utility decarbonization strategies: Renew, reshape, and refuel to zero,” September 21, 2020, https://www2.deloitte.com/us/en/insights/industry/power-and-utilities/utility-decarbonization-strategies.html

31 Stanley Porter, et al, “Utility decarbonization strategies: Renew, reshape, and refuel to zero,” September 21, 2020, see text accompanying footnotes 20-22 https://www2.deloitte.com/us/en/insights/industry/power-and-utilities/utility-decarbonization-strategies.html

32 https://www.climateaction100.org/

33 https://www.climateaction100.org/whos-involved/companies/?

34 https://carbontracker.org/

35 https://carbontracker.org/company-profiles/

36 https://coal.sierraclub.org/the-problem/dirty-truth-greenwashing-utilities

37 https://public.tableau.com/profile/john.romankiewicz#!/vizhome/Utilitydashboard/Story1

38 https://www.climateaction100.org/

39 https://www.climateaction100.org/whos-involved/companies/?

40 https://influencemap.org/index.html

41 https://influencemap.org/filter/List-of-Companies-and-Influencers#

42 https://www.energyandpolicy.org/